Filed by Chicago Bridge & Iron Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934 as amended

Subject Companies: The Shaw Group Inc.
Commission File No.: 001-12227

The Shaw Acquisition

Where are we now?

On July 30, CB&I announced that it entered into a definitive agreement to acquire Shaw Group, a Fortune 500 company primarily focused on serving clients in the power generation and government services sector. Since that date, a variety of activities have been put into motion to prepare for the close which is expected to be in the first quarter of 2013. This article presents key highlights of the transition and summarizes the progress to date.

The Rationale

Combining CB&I and Shaw will create one of the most complete energy focused companies in the world able to provide technology, engineering, procurement, fabrication, construction, maintenance, and associated services. With increased critical mass resulting from the acquisition, CB&I will have an even greater ability to compete for and execute the largest energy infrastructure projects now and into the future. This will broaden our relationships with our clients and partners worldwide, add skilled resources globally, and expand the company into growth areas, including power generation.

The Transition

Key managers from CB&I and Shaw recently met in The Woodlands to discuss the transition planning process. Executive Vice President and Chief Administration Officer Beth Bailey leads the transition effort with Shaw's President of Environmental and Infrastructure Group, George Bevan. The transition team's goal is to plan for the successful combination of both companies and be prepared to move forward from Day One without disrupting daily business.

The Current Milestones

The transaction is subject to approval by each company's shareholders, along with the receipt of certain regulatory approvals and the satisfaction of other customary closing conditions.

As of the end of November, the following conditions had been met:

August 31, 2012
Shaw announced the completion of the divestiture of its Energy & Chemicals divisions, a condition that was required in the acquisition.

September 19, 2012
The waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 expired. Expiration of the waiting period satisfies a condition to the closing of the transaction.

October 6, 2012
Shaw announced that its Nuclear Energy Holdings L.L.C. subsidiary exercised its put options to sell its 20 percent stake in Westinghouse Group back to Toshiba Corporation, which is expected to occur in January 2013.

November 2, 2012
The Committee on Foreign Investment in the U.S. provided written notice that its review of the acquisition has been concluded, with no unresolved national security concerns. This action satisfies a condition to closing.

November 12, 2012
China's Ministry of Commerce issued a written notice approving the acquisition under the Chinese Anti-Monopoly Law of 2008, satisfying a condition to closing.

What's Next?

Additional regulatory clearances are still pending, and both company's shareholders are expected to vote on the transaction in the December time frame.

For more information, visit the Shaw Acquisition page on CBIKnowHow and the Investor Relations web page on on CBI.com. ■

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. ("CB&I") has filed with the Securities and Exchange Commission ("SEC") a prospectus on Form 424B3 that includes a joint proxy statement of The Shaw Group Inc. ("Shaw") and CB&I that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed transaction. The definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw and CB&I. INVESTORS AND SECURITY HOLDERS OF SHAW AND CB&I ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I's internet website at www.cbi.com under the tab "Investor Relations" and then under the tab "SEC Documents" or by contacting CB&I's Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw's internet website at www.Shawgrp.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting Shaw's Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw and CB&I in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw's proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I's proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the definitive joint proxy statement/prospectus filed with the SEC on November 20, 2012 and will be contained in other relevant materials to be filed with the SEC in connection with the proposed transaction, including the definitive joint proxy statement/prospectus, when they become available.

Cautionary Statements regarding Forward-Looking Statements

This article contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. Actual future results and financial performance could vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and the proposed transaction (including its benefits, results, effects and timing) that may not be realized. Risks and uncertainties related to the transaction include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the transaction; the risk that the conditions to the closing of the transaction are not satisfied; the risk that regulatory approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; costs and difficulties related to the integration of Shaw's businesses and operations with CB&I's business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction; unexpected costs, charges or expenses resulting from the transaction; litigation relating to the transaction; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A "Risk Factors" in CB&I's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, CB&I's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012, and in the definitive joint proxy statement/prospectus filed with the SEC on November 20, 2012 and other reports filed with the SEC. Please read CB&I's "Risk Factors" and other cautionary statements contained in these filings.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise. As a result of these risks and others, actual results could vary significantly from those anticipated in this article, and our financial condition and results of operations could be materially adversely affected.